Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* MacElree, Jane C.	2. Issuer Name and Ticker or Trading Symbol Dow Jones & Company, Inc. (DJ)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner ___ Officer (give title below) _X_ Other (specify below) Trustee of Trusts Owning Over 10%
(Last) (First) (Middle) c/o Frederic J. Marx Hemenway & Barnes 60 State Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/30/2003
(Street) Boston, MA 02109		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common								70,000	D	Individually
Common	01/30/2003		S		603.176	D	$40.32958	50,968.521	I	being shares owned as a beneficiary of the Trust u/w Hugh Bancroft, Jr. under Article 3rd
Common								167	I	being shares owned by the Hill 1958 Trust, of which I am a trustee
Common	01/30/2003		S		3,000.	D	$40.32958	126,212	I	being shares owned as a beneficiary of the Jessie B. Cox 1935 Trust
Common								23,450	I	being shares owned as beneficiary of the Trust u/w William C. Cox
Common	01/30/2003		G	V	10,800	D	$40.305	726,044	I	being shares owned by the Jane C. MacElree 1997 Trust
Common								23,450	I	being shares owned by my brother in the Trust u/w William C. Cox, of which I am a trustee
Common								5,121	I	being shares owned by my spouse
Common								2,227.819	I	being shares of common stock which may be obtained upon conversion of Class B Common Stock
Class B								104,862	I	being shares owned as a beneficiary of the Trust u/w Hugh Bancroft, Jr. under Article 3rd
Class B								98	I	being shares owned by the Hill 1958 Trust, of which I am a trustee
Class B								810,750	I	being shares owned as a beneficiary of the Jessie B. Cox 1934 Trust
Class B								628,256	I	being shares owned as a beneficiary of the Jessie B. Cox 1935 Trust
Class B								138,350	I	being shares owned for the benefit of my children as beneficiaries of the Jessie B. Cox 1959 Trust, of which I am a trustee
Class B								520,468	I	being shares owned by the Jane C. MacElree 1997 Trust
Class B								11,725	I	being shares owned as beneficiary of the Trust u/w William C. Cox
Class B								11,725	I	being shares owned by my brother in the trust u/w William C. Cox, of which I am a trustee
Class B								1,585	I	being shares owned by my spouse
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

The filing of this statement shall not be construed as an admission that the reporting person is, for the purposes of Section 16 of the Securities and Exchange Act of 1934, the beneficial owner of shares covered by this Statement.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Jane C. MacElree **Signature of Reporting Person	01/31/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2